1117603
1-15102

3-1-02

02024810

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: March 28, 2002

By: ______________

Name: Carlos Rocha Villela

Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's Earnings Release related to the three month-period ended December 31, 2001, dated March 26, 2002.

EXHIBIT 1

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A ANNOUNCES 4th QUARTER 2001 RESULTS

Unless otherwise indicated, the company's operational and financial information is based on consolidated figures in Brazilian reais in accordance with the corporate law accounting method. The amounts expressed in US dollars were obtained using an average rate (R$ 2.5587 for the 4th quarter of 2001 and R$ 2.3523 for the year ended December 31, 2001) or the commercial dollar rate for the end of the corresponding periods (R$2.6713 for September 30, 2001 and R$ 2.3204 for December 31, 2001), for the income statement and the balance sheet data respectively.

São José dos Campos, March 26, 2002 – Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), the fourth largest commercial aircraft manufacturer and largest Brazilian exporter, ended the 2001 financial year with net income of R$ 1,100.9 million (US$ 468 million), 70.6% higher than the prior year. The order backlog totaled US$ 23.4 billion, US$ 10.7 billion in firm orders and US$ 12.7 billion in options.

4th Quarter Highlights

- Net sales for the 4th quarter of 2001 (4Q01) reached R$ 1,476.9 million (equivalent to US$ 577.2 million).
- EBITDA - Earnings before interest, taxes, depreciation and amortization for 4Q01 were R$ 327.3 million (equivalent to US$ 127.9 million), 6.5% higher than the R$ 307.2 million in 4Q00. The EBITDA margin for 4Q01 was 22.2%, compared with 20.6% in 4Q00.
- Net income for 4Q01 was R$ 291.3 million (equivalent to US$ 113.8 million), representing an 18.1% growth compared with the 4Q00
- 34 jets of the ERJ 135/140/145 family were delivered in 4Q01.
- On October 29, 2001 Embraer presented (rolled out) the first model of the EMBRAER 170, in a ceremony attended by the international commercial aviation community. At the same date Embraer launched the EMBRAER 175, a new model in the EMBRAER 170/175/190/195 jet family.
- Start of landing and takeoff operations at the Gavião Peixoto Aerospace Center.
- In December, the *Centro Técnico Aeroespacial* CTA (the Brazilian Technical Aerospace Center) certified the corporate jet Legacy, Executive version.
- A highlighting of our participation at the annual meeting of the National Business Association (NBAA) held in New Orleans (US), was the announcement of confirmation of the largest order to date of Legacy corporate jets. The US company Indigo confirmed an order for 75 units of the Shuttle version, 25 firm orders and 50 options.
- Wexford Capital LLC exercised 8 options for the ERJ 140 regional jet to be operated by Chautauqua Airlines, which will fly in a joint operation with American Airlines under the AmericanConnection program.

Income Statement

The following table sets forth a comparative analysis of Embraer's main consolidated financial indicators for 4Q00, 3Q01 and 4Q01, together with the fiscal years ended December 2000 and 2001.

Income Statement Data	3rd Quarter 2001	4th Quarter 2000	4th Quarter 2001		Financial Year 2000	Financial Year 2001	
	R$	R$	R$	US$	R$	R$	US$
Net sales	1,970.6	1,489.7	1,476.9	577.2	5,099.3	6,890.7	2,929.3
Gross profit	873.6	466.0	518.7	202.7	1,580.2	2,864.8	1,217.9
Gross margin (%)	*44.3%*	*31.3%*	*35.1%*	*35.1%*	*31.0%*	*41.6%*	*41.6%*
Operating income (expenses)	(256.4)	(160.2)	(183.9)	(71.9)	(553.6)	(835.8)	(355.3)
Profit sharing	(2.6)	(41.0)	(40.0)	(15.6)	(80.5)	(101.2)	(43.0)
Income from operations before financial income (expenses)	**614.6**	**264.8**	**294.8**	**115.2**	**946.1**	**1,927.8**	**819.5**
Operating Margin (%)	*31.2%*	*17.8%*	*20.0%*	*20.0%*	*18.6%*	*28.0%*	*28.0%*
Depreciation & Amortization	44.4	42.4	32.5	12.7	150.2	169.0	71.8
EBITDA	**659.0**	**307.2**	**327.3**	**127.9**	**1,096.3**	**2,096.8**	**891.4**
EBITDA margin (%)	*33.4%*	*20.6%*	*22.2%*	*22.2%*	*21.5%*	*30.4%*	*30.4%*
Financial income (expenses), net	59.9	25.0	34.4	13.4	(10.8)	196.7	83.6
Monetary & exchange variations, net	(315.9)	(23.7)	131.2	51.3	(96.6)	(495.0)	(210.4)
Non-operating income (expenses), net	(22.9)	(3.1)	(4.3)	(1.7)	19.2	(37.3)	(15.9)
Income before tax	**335.7**	**263.0**	**456.1**	**178.3**	**857.9**	**1,592.2**	**676.9**
Income Tax & Social Contribution	(82.5)	(13.6)	(163.2)	(63.8)	(207.4)	(486.5)	(206.8)
Minority Interest	(0.7)	(2.8)	(1.6)	(0.6)	(5.3)	(4.8)	(2.0)
Net Income	**252.5**	**246.6**	**291.3**	**113.8**	**645.2**	**1,100.9**	**468.0**
Net margin (%)	12.8%	16.6%	19.7%	19.7%	12.7%	16.0%	16.0%
Number of shares at end of period (million)	621.31	543.41	622.28	622.28	543.41	622.28	622.28
Earnings per share	0.40635	0.45372	0.46811	0.18295	1.18728	1.76912	0.75209

Net Sales, Cost of Goods Sold and Gross Margin

The net sales for 4Q01, totaled R$ 1,476.9 million, 0.9% lower than the 4Q00 net sales of R$ 1,489.7 million. The decrease in Embraer's net sales during the period is a consequence of the decrease in aircraft deliveries to the regional market since September 2001, partially offset by the currency devaluation during the period, as 98.1% of total Embraer sales are exports.

Deliveries By Market	4Q00	1Q01	2Q01	3Q01	4Q01	Financial year 2000	Financial year 2001
Commercial							
ERJ 135	12	14	4	7	2	45	27
ERJ 145	30	28	39	22	15	112	104
ERJ 140	-	-	-	8	14	-	22
EMB 120	-	-	1	1	-	-	2
Corporate and Defense							
EMB 135	2	-	1	4	2	3	7
EMB 145	-	-	-	-	1	-	1
Total	**44**	**42**	**45**	**42**	**34**	**160**	**163**

34 aircraft were delivered in 4Q01, 31 of which were delivered to the regional market, comprising 15 ERJ 145, 14 ERJ 140 and 2 ERJ 135. In addition to the deliveries for the regional market, three jets were delivered to the corporate aviation and defense markets, to be used for the transport of authorities. In 4Q00, 42 jets of the ERJ 135/140/145 family were delivered to the regional market and two to the corporate market.

Total net sales in 2001 reached R$ 6,890.7 million and were 35.1% higher than net sales in the prior year of R$ 5,099.3 million. This increase is a result of the effect of the currency devaluation as well as the diversification of product lines and penetration into new markets such as corporate aviation.

Net Sales by Segment	3rd Quarter 2001		4th Quarter 2000		4th Quarter 2001		Financial Year 2000		Financial Year 2001	
	R$	%	R$	%	R$	%	R$	%	R$	%
Commercial Aviation	1,623.0	82.4%	1,289.5	86.5%	1,288.8	87.3%	4,514.9	88.5%	6,000.4	87.1%
Defense Aviation	102.2	5.2%	38.4	2.6%	49.1	3.3%	176.8	3.5%	298.1	4.3%
Corporate Aviation	110.0	5.6%	51.8	3.5%	71.3	4.8%	51.8	1.0%	181.3	2.6%
Customer Services and Others	135.4	6.8%	110.0	7.4%	67.7	4.6%	355.8	7.0%	410.9	6.0%
Total	**1,970.6**	**100.0%**	**1,489.7**	**100.0%**	**1,476.9**	**100.00%**	**5,099.3**	**100.0%**	**6,890.7**	**100.0%**

The cost of goods sold (COGS) reached R$ 958.2 million in 4Q01, or 6.4% below the R$ 1,023.7 million recorded in the same quarter of the prior year. The COGS in 2001 totaled R$ 4,025.9 million, 14.4% higher than the R$ 3,519.1 million in the prior year.

In 4Q01, the gross margin was 35.1%, compared with 31.3% recorded in the 4Q00. The increased margin is a result of accounting recognition of the impact of the exchange variation between the date of purchase of components and raw materials, generally imported and quoted in dollars, and the corresponding delivery dates of the aircraft.

Gross margin in 2001 reached 41.6%, compared with 31.0% recorded in 2000, corresponding to an increase of 10.6 basis points. Devaluation of the real over the period was 18.7%.

Administrative and Selling Expenses

Administrative and selling expenses were R$ 166.1 million in 4Q01, 2.2% lower than the R$ 169.9 million recorded in 4Q00.

Administrative expenses increased by 28.4% from R$ 41.8 million in 4Q00 to R$ 53.7 million in the same period of 2001. Selling expenses decreased 12.2%, from R$ 128.2 million in 4Q00 to R$ 112.5 million in the same period of 2001.

The 12.2% decrease in selling expenses over the period is a consequence of the reduction in aircraft deliveries since the September 11 attacks, as these expenses include the presale and after-sales support for the ERJ 135/140/145 family of regional jets. Also in 4Q00, extraordinary selling expenses were recognized totaling R$ 43.0 million, related to improvements in product operating performance.

The 28.4% increase in administrative expenses is due to, principally, organizing the administrative structure to handle the Company's expansion into new markets, the development of new business areas and an increase in the production that had been scheduled prior to the September 11 attacks. In order to adjust to the new market scenario and together with the measures announced on September 28, the entire employee hiring policy is being revised and cost control programs are in place.

At the end of 2001, administrative and selling expenses totaled R$ 730.5 million, 45.5% higher than the R$ 502.1 million recorded in 2000. Since the cost control measures were initiated in the 4th quarter of 2001, the results have not had an impact on 2001 results.

Other Operating Income (Expenses), net

Other net operating expenses were R$ 18.0 million in 4Q01, compared to an income of R$ 8.6 million in the same period of the prior year. This difference is mainly due to a provision posted during the period of R$ 11.1 million related to costs associated with staff reductions to adjust the Company's structure to the new delivery program announced in September 2001.

At the end of the 2001, Embraer recorded R$ 106.0 million in other net operating expenses compared to R$ 52.9 million for the prior year. The increase is principally due to an expense of R$ 80.9 million related to preliminary studies for the development of the EMBRAER 190 aircraft. In 2000, these expenses totaled R$ 28.7 million.

Profit-sharing

The Variable Remuneration Program, in which employee profit sharing is established according to a performance appraisal of each employee/team, and linked to income from operations and the distribution of dividends to Embraer shareholders. As a result, a provision of R$ 40.0 million was made in 4Q01 for profit sharing, which was based on the distribution of interest on shareholders' equity and dividends during the period and will be distributed according to the fulfillment of targets established at the beginning of the year.

At 2001 year-end, R$ 101.2 million was provisioned for profit-sharing, compared with R$ 80.5 million distributed in 2000.

Income from Operations before Financial Income (Expenses)

In 4Q01, the income from operations before financial income (expenses) including the employee profit sharing and equity in unconsolidated subsidiary was R$ 294.8 million, 11.3% higher than the R$ 264.8 million in the equivalent period of 2000. As a result, Embraer achieved operating margins of 20.0% and 17.8% respectively.

In 2001, the income from operations before financial income (expenses) was R$ 1,927.8 million, 103.8% higher than the R$ 946.1 million reached in 2000. The operating margins for the periods were 28.0% and 18.6% respectively. The increase in operating margin for this financial year is principally due to gains related to the currency devaluation, as described above.

EBITDA

EBITDA - Earnings before interest, taxes, depreciation and amortization in 4Q01 reached R$ 327.3 million, representing a 22.2% margin on net sales and a 6.5% increase compared to 4Q00.

For the year 2001, EBITDA was R$ 2,096.8 million, 91.3% higher than the R$ 1,096.3 million for the prior year. The EBITDA margin in 2001 reached 30.4%, compared to a 21.5% margin in 2000. The increase in EBITDA margin is principally due to the currency devaluation during the year 2001, as mentioned above.

Financial Income (Expenses), net

In 4Q01, Embraer net financial income were R$ 34.4 million, without considering the distribution of interest on shareholders' equity to Company shareholders and monetary exchange variations, R$ 25.0 million higher than the 4Q00. Despite the reduction in cash availability and short-term financial investments during the period, Embraer recognized income of R$ 22.0 million due to interest on accounts receivable (see "Financial Management").

In 2001 Embraer net financial income were R$ 196.7 million, compared with an expense of R$ 10.8 million in 2000. This increase is a result of the increased cash position and cash availability during the period.

Net monetary and exchange variations changed from an expense of R$ 23.7 million in 4Q00 to an income of R$ 131.2 million in the equivalent period of 2001. This result is due to a valuation of 13.1% of the Real against the Dollar in 4Q01 compared with a devaluation of 6.1% of the Real against the Dollar in 4Q00, in addition to the fact that liabilities quoted in US dollars (customer advances, suppliers and the majority of the company's indebtedness) were higher than assets quoted in dollars. As of December 31, 2001, approximately 39.9% of total Embraer assets were in dollars, compared to 52.1% of total liabilities.

Total net monetary and exchange variations in 2001 totaled an expense of R$ 495.0 million, compared to an expense of R$ 96.6 million in the year 2000.

Non-operating Income (Expense), net

In 4Q01, net non-operating expenses totaled R$ 4.3 million a slight increase compared with the same period of the prior year, R$ 3.1 million.

In 2001, Embraer recorded a negative non-operating expense of R$ 37.3 million. Of this total, R$ 19.3 million is due to the write-off of the deferred charges provision related to the investments made to develop and industrialize the tanks, fuel systems and the landing gear of the S-92 Helibus helicopter developed by Sikorsky, and an expense of R$ 19.2 million related to the provision for losses on tax incentives. In 2000, Embraer recorded non-operating income of R$ 31.8 million relating to an equity gain on the formation of the joint-venture between Embraer and Liebherr, which sold shares with a market value exceeding the book value of Embraer's subsidiary. This gain was partially offset by a non-operating expense of R$ 13.6 million related to provisions made for losses on tax incentives. Therefore at 2000 year-end, the Company presented a net non-operating income of R$ 19.2 million.

Income Tax

In 4Q01, provision for income tax and social contribution totaled R$ 134.9 million, compared with the R$ 93.9 million for the equivalent period of the prior year, due to higher pre-tax income in 4Q01, plus the recognition of tax credits of R$ 80.4 million in 4Q01 as a result of the taxes losses carry forward accrued by the Company.

In 2001, income tax and social contribution provision were R$ 460.8 million and R$ 25.7 million for deferred income tax and social contribution, totaling R$ 486.5 million for the year. In 2000, the amount of R$ 274.6 million was provisioned, partially offset by deferred income tax and social contribution credits recognized in the amount of R$ 67.3 million related to accrued losses.

Net Income

Finally, Embraer's net income in 4Q01 was R$ 291.3 million (equivalent to R$ 0.4681 per share) and 18.1% higher than net income for the equivalent period of 2000, at R$ 246.6 million (equivalent to R$ 0.4537 per share). The net margin in 4Q01 was 19.7%, compared with the 16.6% margin in the equivalent period of 2000.

In 2001, net income reached R$ 1,100.9 million (equivalent to R$ 1.7691 per share), 70.6% higher than R$ 645.2 million (equivalent to R$ 1.1873 per share) in the corresponding period of the prior year.

Financial Management

As of December 31, the Embraer cash position totaled R$ 1,739.1 million. On the same date total indebtedness was R$ 1,792.0, of which R$ 1,695.9 million, equivalent to 94.6% of total indebtedness, is denominated in foreign currency and R$ 568.9 million corresponds to long-term debt. At year-end the Company had a net debt of R$ 52.9 million.

Balance Sheet and Other Data	September 30 2001		December 31 2000		December 31 2001	
	R$	US$	R$	US$	R$	US$
Cash and cash equivalents	2,360.9	883.8	2,325.6	1,189.3	1,739.1	749.5
Account receivables	1,968.6	739.9	386.9	197.9	1,558.4	671.6
Inventories	2,248.5	841.7	1,121.6	573,6	2,371.1	1,021.8
Total assets	8,324.6	3,116.3	5,150.1	2,633.8	7,726.2	3,329.7
Loans	2,016.6	754.9	894.2	457.3	1,792.0	772.3
Total liabilities	8,324.6	3,116.3	5,150.1	2,633.8	7,726.2	3,329.7
Net cash (debt)	344.3	128.9	1,431.4	732.0	(52.9)	(22.8)
Shareholders' equity	2,317.8	867.7	1,538.7	786.9	2,456.9	1,058.8

The reduction in the net cash position at the end of 2001 compared with the end of the year 2000 is a result of the increase in accounts receivable, and the increase in inventories.

During the 3rd and 4th quarters of 2001, Embraer supported some aircraft deliveries to certain clients that were concluding their financing agreements with their financial agents. Of total accounts receivable in December 2001, R$ 1,187.5 million is related with these deliveries, and which the amount owed was restructured R$ 1,155.6 million was concluded in the period subsequent to December 31, 2001. Financial settlement is expected to occur during the first half of 2002.

The reduction in production as from September resulted in an increase in inventories and therefore a reduction in inventory turnover, which decreased from 2.9 in 2000 to 2.1 in 2001.

Investments in R&D and Productivity

Research and Development (R&D)

In 2001, R$ 301.0 million (equivalent to US$ 128.0 million) was invested in research and development of new products and in the maintenance and improvement of existing products. Since the launching of the new EMBRAER 170/190 jet family, R$ 275.3 million has been invested, of which R$ 211.8 million in 2001.

Productivity and Improvements in Industrial Capacity

R$ 249.5 million (equivalent to US$ 106.1 million) was invested in 2001 in improving the company's industrial capacity, including improvements and modernization of industrial and engineering processes, machinery and equipment. The investments made in the new Gavião Peixoto plant should be stressed, where the new 5 km test flight runway was opened in October of this year.

Financial information - US GAAP

Financial information in accordance with US GAAP will be publicly available on April 16, 2002 and will be followed by a conference call.

New Orders and Backlog

Commercial Market

At year-end the order backlog of Commercial products showed a balance of 476 aircraft to be delivered, which reflects a healthy demand for the Company's current models and new products. As of December 31, 2001 Commercial jet firm orders totaled 978, and options totaled 563 options, totaling 1,541 aircraft sold.

ERJ 135/140/145 Jet Family

The family of 37, 44 and 50 seat regional jets comprises the ERJ 135/140/145 models respectively. The commonality ratio, of approximately 96%, between models, enables the same ground support equipment to be used by customers operating the aircraft, as well as the same pilot certification and standardized maintenance procedures, providing customers with significant operating and maintenance benefits.

On December 21, the exercise of 8 options on the 44-seat ERJ 140 regional jet was announced by Wexford Capital LLC. These aircraft will be operated by Chautauqua Airlines and will fly in a joint operation with American Airlines under the AmericanConnection program. Wexford currently has 53 firm orders and 20 purchase options and as of December 31, 2001 had been delivery of 45 aircraft (38 ERJ 145 and 7 ERJ 140).

The order backlog for the ERJ 135/140/145 regional jet family at the end of the 4th quarter of 2001 totaled 866 firm orders and 361 options.

The New Family of EMBRAER 170/175/190/195 Jets

The EMBRAER 170 and EMBRAER 190 and 195 were launched in June of 1999, with the designations ERJ 170, ERJ 190-100 and ERJ 190-200, respectively. Also, the EMBRAER 175 was officially launched on October 29 during the roll out ceremony of the EMBRAER 170.

The 70-seat EMBRAER 170 is the first model of the family currently under development. The new family also includes the 78-seat EMBRAER 175, the 98-seat EMBRAER 190 and the 108-seat EMBRAER 195.

The most important event of the year in the commercial aviation segment was the roll out of the EMBRAER 170. The ceremony was held at the Company's headquarters on October 29, in the presence of approximately 1,500 people including customers, partners and suppliers political authorities.

Even before the first flight of the prototype on February 19, 2002, Embraer had already received 112 firm orders and 202 options for the new jet family, ordered by important international airlines and leasing companies.

Corporate Market

The Legacy is an executive version developed based on the successful ERJ 135 regional jet platform. Launched on July 26, 2000 at the Farnborough Air Show in England, the Legacy will be available in executive, corporate and authority transport versions. After making its maiden flight in March, the Legacy received type certification from the CTA - *Centro Técnico Aeroespacial* (Aerospace Technical Center) on December 10, 2001, as the first Brazilian aircraft in the executive jet category.

The inaugural customer of the Legacy was Swift Aviation, which placed 24 firm orders and 25 options.

Sales of the EMB 135 Shuttle, the corporate transport version of the ERJ 135, have been successful, with the delivery of 7 units in the last quarter of 2001. In December 2001, the largest order to date of corporate jets was confirmed, through an order for 75 jets, comprising 25 firm orders and 50 options, by the US company Indigo.

The Corporate Aviation order backlog reached a total of 167 aircraft at the end of 2001, consisting of 73 firm orders and 94 options.

Aircraft Ordered During the Period:

Firm	3rd Quarter		4th Quarter		Financial Year	
Orders	2000	2001	2000	2001	2000	2001
Commercial						
ERJ 135/140	85	22	40	8	149	36
ERJ 145	75	1	15	-	199	3
Embraer 170	-	2	-	-	50	2
Corporate & Defense						
Legacy/EMB 135	25	13	6	25	31	44
Total	**185**	**38**	**61**	**33**	**429**	**85**

Defense Market

The most significant event in the Defense Market in the 4th quarter of 2001 was the beginning of the selection process to supply up to 24 supersonic jets designated F-X to the Brazilian National Defense Council. Embraer is taking part in the bidding, offering the Mirage 2000-5/BR supersonic fighter to the Brazilian Air Force (FAB). The aircraft is being developed through a complete industrial program with full command of the technology and project autonomy, executed through a consortium led by Embraer with the companies Dassault Aviation, Thales and Snecma. The winning bidder is expected to be selected in the first half of 2002.

Customer Service Market

Embraer is focusing significant attention to the support and service of its aircraft, with the objective of expanding its operating area and also assuring customer confidence and loyalty. To this end it is developing and maintaining an extensive network of services and after-sales support in South America, United States, Europe, Australia and, more recently, in Asia. Through these operational units, the Company is making available trained teams and the necessary material resources for priority projects to ensure maximum in aircraft availability for commercial, defense or corporate use.

In addition to the aircraft maintenance services offered at the São José dos Campos (SP - Brazil) facilities, Embraer is also investing in the formation of decentralized inventories at strategically defined locations, thus seeking to reduce customer service cycles. In addition, it maintains a spare part program shared with the operators.

At the end of 2001, Embraer signed a contract with Reliance Aerotech Inc to acquire the operating assets of Celsius Aerotech Inc., located in Nashville, Tennessee (USA). Since early March 2002, Embraer will operate this business as a large aircraft maintenance and component service center, through its subsidiary Embraer Aircraft Maintenance, Inc.

Backlog and Deliveries Outlook

The Embraer backlog at the year was US$ 10.7 billion, which together with options, reached US$ 23.4 billion. The following chart shows the order backlog at the end of 4Q00 and each quarter in 2001:


Backlog
US$ billion
Options
Firm Orders
24.1
23.7
23.5
23.9
23.4
12.7
12.8
12.8
12.7
12.7
11.4
10.9
10.7
11.2
10.7
4Q00
1Q01
2Q01
3Q01
4Q01

In response to the terrorist attacks of September 11, Embraer engaged in a careful joint analysis with customers of the potencial impacts of the attacks on the industry. Deliveries originally planned for the 2001-2003 period were reprogrammed to 160, 135 and 145 aircraft respectively, without any cancellations of firm orders.

Investor Relations

In 4Q01, Embraer preferred shares appreciated by 57.1%, reaching a R$ 13.20 value per share on December 28, 2001. During the same period the average daily volume traded on the São Paulo Stock Exchange (BOVESPA) was R$8.2 million. The common share appreciated by 69.1% in the quarter, and closed the year with a value of R$ 12.51 per share and an average daily trading volume of R$ 3.1 million. In the same period the Ibovespa index rose by 27.7%.

The ADSs trading on the New York Stock Exchange (NYSE) appreciated 73.6% during the quarter and were quoted at US$ 22.13 per ADS at year-end. The average daily trading volume for the period totaled 364.1 thousand ADSs, equivalent to a financial volume of US$ 6.1 million.

The common (EMBR3) and preferred (EMBR4) Embraer stock closed the year of 2001 with participation in the Bovespa index of 0.83% and 0.75% respectively. As from January 2002, a new theoretical portfolio for the Bovespa index came into effect for the period from January through April 2002, and the relative participation of the preferred and common stock became 0.83 % and 0.75%, respectively. On the international market the ADSs form part of the Morgan Stanley Composite Index (MSCI).

The Board of Directors of the company approved the distribution of interest on shareholders' equity (ISE) and a dividend, which together totaled R$ 403.9 million, the equivalent of 36% of net income for the year. This amount corresponds to a 40% increase compared with the amount distributed in the 2000 financial year - R$ 287.7 million, corresponding to 43.1% of net income presented in 2000.

Dividends and ISE in 2001	Date of Distribution	Total R$ 000	Payment per share in R$ ON	PN
ISE – 1Q01.	04/23/01	33,853	0.059030	0.064930
ISE – 2Q01	07/10/01	41,403	0.063230	0.069550
Dividends – 1H01	09/27/01	123,124	0.186780	0.205460
ISE – 3Q01	10/15/01	48,354	0.073353	0.080690
ISE – 4Q01	01/16/02	57,109	0.086490	0.095150
Dividends – 2H01	04/05/01	100.010	0.151470	0.166620
TOTAL		**403,853**	**0.620353**	**0.682400**

Recent Events

First Flight of the EMBRAER 170

On February 19, 2002, the EMBRAER 170, the first jet of the new generation of 70 to 108 seat aircraft, flew for the first time. The prototype No. 0001 took off at exactly 11:37 hrs UTC/GMT (8h37 local time).

The aircraft was aloft for two hours and thirty minutes and several maneuvers were performed to check the aircraft's flight characteristics. The landing gear and flaps were cycled exhaustively under in-flight aerodynamic loads, with excellent results.

The development and certification campaign with 6 flight test aircraft and two structural test models is scheduled to achieved certification by the end of 2002. However, the Company is reassessing the impacts of a delay of approximately 2 months in the beginning of the test campaign therefore certification may occur in a later date.

The development of the other family members, the EMBRAER 175, 195 and 190, proceeds as planned, aiming at first deliveries in July 2004, December 2004 and December 2005, respectively.

Stock Dividend

In an Extraordinary Shareholders' Meeting held on March 1, 2002, a stock dividend of 88,430,168 preferred shares was approved to all holders of Embraer common and preferred shares in proportion to their holdings on that date. 0.142106 of a preferred share was distributed for each existing common share or preferred share.

The preferred shares issued will not be entitled to the dividend for the financial year ended December 31, 2001, but have the same characteristics as the other existing preferred shares.

Therefore the stock dividend resulted in an increase in the number of shares outstanding from 622,282,874, (242,544,448 common shares and 379,738,426 preferred shares) to a total of 710,713,042 shares (242,544,448 common shares and 468,168,594 preferred shares).

####

The full version of the financial statements is available from the Company's Investor Relations web site, www.embraer.com.br.

For additional information, contact:
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(12) 3927 1106
acecilia@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS

Expressed in thousands *Reais* – Corporate Law

ASSETS

	As of September,		As of December 31,	
	2000	2001	2000	2001
	Limited Review		*Audited*	
CURRENT ASSETS				
Cash and cash equivalent	1,104,680	2,360,940	2,325,579	1,739,117
Trade accounts receivables	1,448,774	1,816,589	342,473	1,441,320
Allowance for doubtfull accounts	(24,751)	(53,990)	(28,449)	(55,130)
Recoverable taxes	50,858	35,972	8,744	35,979
Deferred income taxes	88,688	237,061	227,495	246,910
Other receivables	50,739	106,119	40,217	135,584
Inventories	1,035,434	2,248,454	1,121,562	2,371,095
Prepaid expenses	20,955	35,321	16,808	55,986
Total Current Assets	**3,775,377**	**6,786,466**	**4,054,429**	**5,970,861**
NON CURRENT ASSETS				
Trade account receivable	12,373	152,020	44,461	117,106
Recoverable taxes	3,632	7,443	4,505	5,967
Compulsory loans, guarantee and other deposits	5,667	16,437	11,243	17,324
Other receivables	95,120	130,199	66,743	300,519
Deferred income taxes	159,258	148,704	161,184	104,651
Prepaid expenses	-	-		16,558
Total Noncurrent Assets	**276,050**	**454,803**	**288,136**	**562,125**
PERMANET ASSETS				
Investments	6,793	11,544	7,912	10,109
Property, plant & equipament	417,271	693,912	523,415	718,572
Deferred charges	257,143	377,870	276,159	464,571
Total Permanent Assets	**681,207**	**1,083,326**	**807,486**	**1,193,252**
TOTAL ASSETS	**4,732,634**	**8,324,595**	**5,150,051**	**7,726,238**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS

Expressed in thousands *Reais* – Corporate Law

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of September,		As of December 31,	
	2000	2001	2000	2001
	Limited Review		*Audited*	
NON CURRENT LIABILITIES				
Loans	760,701	1,644,910	716,744	1,223,081
Suppliers	528,207	1,215,250	521,175	615,716
Accounts payable	118,534	164,999	124,340	144,257
Customers' advances	619,075	974,856	567,037	881,760
Taxes and social charges payable	130,828	236,858	149,681	303,117
Accrued taxes on income	77,959	84,821	78,047	112,292
Dealers and sales agent	1,055	2,857	1,261	1,321
Acrrued liabilities	176,891	490,834	358,794	512,025
Dividends	16,008	332	116,127	102,133
Interest on capital	30,191	43,098	33,780	51,475
Debentures	871	-	1,797	-
Deferred income taxes	-	399	1,341	4,743
Total current liabilities	2,460,320	4,859,214	2,670,124	3,951,920
LONG TERM LIABILITIES				
Loans	144,386	371,738	177,505	568,930
Accounts payable	255,276	422,987	280,580	372,081
Customers' advances	163,031	208,860	158,771	247,340
Long term portion of refinance taxes	57,437	50,346	52,531	49,610
Accrued liabilities	29,076	28,193	28,082	24,985
Debentures	173,501	-	177,677	-
Deferred income tax	11,084	45,175	49,657	34,853
Total Long Term Liabilities	833,791	1,127,299	924,803	1,297,799
DEFERRED INCOME	389	545	409	-
MONORITY INTEREST	13,466	19,716	15,989	19,652
SHAREHOLDERS' EQUITY				
Capital	808,983	940,235	808,984	941,338
Capital reserve	21,519	114,954	29,974	118,723
Legal reserve	28,766	62,135	62,135	118,060
Income reserve	313,563	637,635	637,633	1,278,746
Retained earnings	251,837	562,862	-	-
Total Shareholders' Equity	1,424,668	2,317,821	1,538,726	2,456,867
TOTAL LIABILITIES	4,732,634	8,324,595	5,150,051	7,726,238

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

INCOME STATEMENT - CONSOLIDATED

Expressed in thousands *Reais* – Corporate Law

	Exercício Encerrado em 31 de Dezembro de		4o. Trimestre 31 de Dezembro de	
	2000	**2001**	**2000**	**2001**
	Auditado		*Revisado*	
SALES				
Gross Sales				
Domestic market	107,202	156,092	19,522	28,208
Foreign market	5,123,541	6,833,129	1,505,607	1,461,613
Sales deductions	(131,394)	(98,560)	(35,414)	(12,882)
NET SALES	5,099,349	6,890,661	1,489,715	1,476,939
COST OF SALES	(3,519,123)	(4,025,903)	(1,023,706)	(958,212)
GROSS PROFIT	1,580,226	2,864,758	466,009	518,727
OPERATING INCOME (EXPENSES)				
Administrative	(144,033)	(211,791)	(41,780)	(53,654)
Selleing	(358,086)	(518,700)	(128,169)	(112,468)
Other expenses, net	(52,928)	(106,020)	8,632	(18,016)
Equity in unconsolidated subsidiary	1,472	721	1,095	245
Profit Sharing	(80,540)	(101,181)	(41,018)	(40,041)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	946,111	1,927,787	264,769	294,793
FINANCIAL INCOME (EXPENSES)				
Interest expense	(174,538)	(165,968)	(43,533)	(42,999)
Interest income	163,692	362,653	68,539	77,372
Monetary & exchange variations, net	(96,647)	(494,982)	(23,712)	131,235
INCOME FROM OPERATIONS AFTER FINANCIAL INCOME (EXPENSES)	838,618	1,629,490	266,063	460,401
NON OPERATING INCOME (EXPENSE), NET	19,232	(37,331)	(3,111)	(4,276)
INCOME BEFORE TAX	857,850	1,592,159	262,952	456,125
INCOME TAX & SOCIAL CONTRIBUTION	(207,372)	(486,514)	(13,540)	(163,187)
INCOME AFTER TAXES	650,478	1,105,645	249,412	292,938
MINORITY INTEREST	(5,299)	(4,754)	(2,854)	(1,644)
NET INCOME	645,179	1,100,891	246,558	291,294
TOTAL SHARES OUTSTANDING AT PERIOD END	543,409,874	622,282,874	543,409,874	622,282,874
EARNINGS PER SHARE AT THE END OF EACH PERIOD (in R$)	1.1873	1.7691	0.4537	0.4681

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CASH FLOW- CONSOLIDATED

Expressed in thousands *Reais* – Corporate Law

	Nine Months Ended September 30,		Year Ended December 31,	
	2000	2001	2000	2001
	Limited Review		*Audited*	
OPERATING ACTIVITIES				
Net income	398,621	809,597	645,179	1,100,891
Non Cash Itens				
Depreciation and amortization	107,740	136,521	150,156	168,985
Allowance for doubtful accounts	4,710	25,541	8,408	26,682
Gain on permanent asset disposals	1,886	125	1,767	755
Write off of deferred charges	2,238	18,980	1,182	19,340
Reversal of deferred income	-	(36)	(12)	(485)
Provision for losses	7,672	27,891	14,058	37,529
Deferred income and social contribution	13,272	(2,513)	(67,275)	25,716
Interest on loans, tax installments, debentures and other	60,762	61,349	80,760	82,679
Reserve for (reversal of) contigencies	(105)	201	15,471	411
Monetary and Exchange variations, net	41,444	326,718	84,748	102,846
Write off of investments	-	-	46	-
Equity in unconsolidated subsidiary	(377)	(476)	(1,472)	(721)
Minority interest	2,445	3,110	5,299	4,754
Translation gain on consolidated foreign investment	(2,048)	(65,806)	(9,061)	(30,446)
Total Atividades Operacionais	**638,260**	**1,341,202**	**929,254**	**1,538,936**
CHANGES IN CURRENT ASSETS AND LIABILITIES				
Accounts receivable	(891,367)	(1,474,117)	214,934	(1,098,847)
Inventories	245,624	(1,126,892)	159,496	(1,249,533)
Prepaid expenses	(12,340)	(18,513)	(8,193)	(39,178)
Deferred and recoverable taxes	(2,535)	(27,228)	21,306	(27,235)
Other receivables	(10,767)	(65,902)	(245)	(95,367)
Suppliers	169,980	694,075	162,948	94,541
Taxes and social charges payable	51,789	6,774	112,799	34,245
Accrued liabilities	55,674	132,039	237,578	148,206
Customer advances	228,674	407,819	176,636	314,723
Accrued taxes on income	89,866	89,941	51,877	157,121
Others	66,585	42,255	72,597	19,976
Total Changes in Current Assets and Liabilities	**(8,817)**	**(1,339,749)**	**1,201,733**	**(1,741,348)**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CASH FLOW- CONSOLIDATED

Expressed in thousands *Reais* – Corporate Law

	Nine Months Ended September 30,		Year Ended December 31,	
	2000	2001	2000	2001
	Limited Review		*Audited*	
CHANGES IN NON CURRENT ASSETS AND LIABILITIES				
Accounts receivable	14,458	(67,605)	(17,631)	(72,645)
Recoverable taxes	1,230	(2,937)	(1,083)	(1,462)
Other receivable	(22,201)	7,184	20,781	33,558
Prepaid expenses	-	-	-	(16,558)
Accounts payable	216,696	108,601	25,381	53,613
Customer advances	(38,483)	50,089	(42,743)	88,569
Deferred income	671	-	(1)	-
Accrued liabilities	(9,104)	(90)	(25,674)	(3,508)
Taxes payable	(34,892)	(3,296)	(35,920)	(4,428)
Minority interest	11,021	617	10,690	(1,092)
Total Cahnges in Non Current Assets and Liabilities	139,396	92,563	(66,200)	76,047
NET CASH PROVIDED BY OPERATING ACTIVITIES	768,839	94,016	2,064,787	(126,365)
INVESTING ACTIVITIES				
Sale of property, plant and equipment	1,619	698	1,859	719
Compulsory loans	1,242	(5,394)	(4,134)	(6,084)
Additions to property, plant and equipment	(76,669)	(182,423)	(195,953)	(249,519)
Additions to deferred charges	(58,790)	(200,972)	(105,008)	(301,063)
Others	(212)	6,696	4,667	8,965
Net Cash Used in Investing Activities	(132,810)	(381,395)	(298,569)	(546,982)
FINANCING ACTIVITIES				
Loans repaid	(1,206,988)	(2,047,068)	(2,087,260)	(2,738,714)
New loans obtained	888,119	2,728,702	1,689,807	3,410,350
Payment of refinanced taxes	(4,590)	(3,377)	(5,698)	(4,520)
Guarantee deposits	(7,412)	(36,063)	(13,728)	(219,021)
Dividends paid	(105,157)	(229,600)	(123,931)	(237,127)
Interest on shareholders' equity paid	(79,570)	(123,610)	(100,698)	(163,024)
Debentures payment	(3,730)	(3,108)	(3,730)	(3,108)
Risk sharing partners contribution	-	33,806	216,620	37,889
Capital increase	439,824	3,058	439,824	4,161
Net Cash Provided (Used in) Financing Activities	(79,504)	322,740	11,206	86,886
NET INCREASE (DECREASE) IN CASH	556,525	35,361	1,777,424	(586,461)
Cash & cash equivalent, beginning of the period	548,155	2,325,579	548,155	2,325,579
CASH & CASH EQUIVALENTS, END OF PERIOD	1,104,680	2,360,940	2,325,579	1,739,118

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A

BACKLOG AS OF DECEMBER 31, 2001

- ERJ 145:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
Air Caraibes	Guadalupe	2	0	2	0
Air Moldova	Moldova	2	2	0	2
Alitalia	Italy	8	13	8	0
American Eagle	USA	56	17	56	0
Axon Airlines	Greece	4	2	3	1
British Midland	UK	11	5	9	2
British Regional	UK	23	3	21	2
Brymon	UK	7	14	7	0
Cirrus	Germany	1	0	1	0
Continental Express	USA	225	100	108	117
Crossair	Switzerland	25	15	18	7
ERA	Spain	2	0	2	0
KLM Exel	Netherlands	2	2	2	0
LOT	Poland	16	0	13	3
Luxair	Luxembourg	9	2	9	0
Mesa	USA	36	45	23	13
Portugalia	Portugal	8	0	8	0
Proteus	France	18	14	11	7
Regional Airlines	France	17	0	13	4
Rheintalflug	Áustria	4	4	3	1
Rio-Sul	Brazil	16	0	16	0
Sichuan Airlines	China	5	0	5	0
Skyways AB	Sweden	4	11	4	0
Trans States	USA	12	0	12	0
Wexford	USA	38	20	38	0
Total		**551**	**269**	**392**	**159**

- ERJ 135:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
American Eagle	USA	40	0	40	0
British Midland	UK	4	0	2	2
City Air	Sweden	2	1	2	0
Continental Express	USA	50	0	30	20
Pan Européenne	France	1	1	1	0
Proteus	France	6	0	6	0
Regional Airlines	France	3	0	3	0
Regional Air Lines	Marrroco	5	5	0	5
SA Airlink	South Africa	30	40	4	26
TOTAL		**141**	**47**	**88**	**53**

- ERJ 140:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
American Eagle	USA	139	25	15	124
Midwest Express	USA	20	20	0	20
Wexford	USA	15	0	7	8
TOTAL		**174**	**45**	**22**	**152**

- EMBRAER 170:

Customer	Country	Firm Order	Option	Firm Order Backlog
Crossair	Switzerland	30	50	30
GECAS	USA	50	78	50
Air Caraibes	Guadalupe	2	2	2
Total		**82**	**130**	**82**

- EMBRAER 195:

Customer	Country	Firm Order	Option	Firm Order Backlog
Crossair	Switzerland	30	50	30
GECAS	USA	0	22	0
Total		**30**	**72**	**30**

Legacy Executive:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
SWIFT	USA	24	25	0	24
Undisclosed	USA	17	13	0	17
TOTAL		**41**	**38**	**0**	**41**

EMB 135 – Corporate Market:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
Undisclosed	USA	6	6	6	0
Conoco	USA	1	0	1	0
Indigo	USA	25	50	0	25
TOTAL		**32**	**56**	**7**	**25**